Philips updates markets on Consumer Lifestyle sector in meeting with financial analysts

December 16, 2009

•	DAP and CE merger completed; synergies delivered

•	Emerging markets seen as a key driver of future sales growth

•	TV business expected to be at least break-even in 2010

•	Underlying GM&S result expected to improve by EUR 100 million in 2010

Amsterdam, The Netherlands – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI), will update the market on its Consumer Lifestyle sector. Executives at Philips Consumer Lifestyle, including sector Chief Executive Officer Andrea Ragnetti, will elaborate on progress made during 2009 and on the longer-term strategy to become a leading health and well-being business. The sector will focus on the four consumer-driven value spaces of Healthy Life, Personal Care, Home Living and Interactive Living.

“We have come a long way since we formed the Consumer Lifestyle business by merging DAP and CE nearly two years ago. We have successfully reorganized ourselves, delivered on the promised cost-synergies and are coming through the recession as a stronger and more agile company,” said Mr. Ragnetti. “Today we will also show that we are ready to capture the next growth phase, driven by emerging markets. Our strong brand recognition and expanding product portfolio means we are ideally-positioned to benefit from the high-single digit growth expected in these markets over the coming years.”

Consumer Lifestyle has substantially reduced its cost base compared to 2007, including more than EUR 200 million of cost synergies from the merger of the DAP and CE businesses.

Today, Philips will unveil its latest steps to improve its TV business by intensifying its strategic partnerships with LG Display, Sharp and TPV to further optimize the supply chain in Brazil, Poland and China. Philips will also confirm that it continues to expect its TV business to post at least a break-even result in 2010.

The Consumer Lifestyle sector expects fourth-quarter sales of around EUR 2.8 billion. This, combined with the expected results of the Healthcare and Lighting sectors, keeps the Philips group on track to deliver another quarter of sustained improvement in financial performance.

To conclude the meeting, Philips‘ Group Controller Jan van Leeuwen will give an update on accounting matters including measures taken to increase the efficiency of the Group Management & Services (GM&S) sector. As a result of these measures, we expect GM&S to improve its result excluding incidentals by EUR 100 million in 2010 compared to 2009.

Presentations will begin at 10:15 AM (CET) and can also be followed via webcast. Please visit this link to listen to the webcast and download the slides that will be used during the day.

For more information, please contact:

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.